                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                           ---------------------------

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------



                             BEDFORD HOLDINGS, INC.
                 (Name of Small Business Issuer in Its Charter)


                 NEW JERSEY                                   13-3901466
       (State or Other Jurisdiction of                     (I.R.S. Employer
       Incorporation or Organization)                     Identification No.)


                  90 WEST STREET
              NEW YORK, NEW YORK 10005                      10005
       (Address of Principal Executive Offices)          (Zip Code)

                                 (212) 385-3600
              (Registrant's Telephone Number, Including Area Code)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: (None) SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, without par value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I
Item 1   Description of Business. ..............................................................................3
Item 2   Management's Discussion and Analysis of Financial Condition and Results of
         Operations. ...........................................................................................9
Item 3   Description of Property. .............................................................................15
Item 4   Security Ownership of Certain Beneficial Owners and Management. ......................................15
Item 5   Directors, Executive Officers, Promoters and Control Persons. ........................................16
Item 6   Executive Compensation................................................................................16
Item 7   Certain Relationships and. Related Transactions.......................................................17
Item 8   Description of Securities.............................................................................17

PART II
Item 1   Market Price of and Dividends on the Registrant's Common Equity and Other
         Shareholder Matters. .................................................................................18
Item 2   Legal Proceedings. ...................................................................................18
Item 3   Changes In and Disagreements With Accountants.........................................................19
Item 4   Recent Sales of Unregistered Securities...............................................................19
Item 5   Indemnification of Directors and officers.............................................................19

PART F/S
Financial Statements............................................................................................1

PART III
Item 1   Index to Exhibits.....................................................................................20
Item 2   Description of Exhibits,..............................................................................20

PART I

ITEM I DESCRIPTION OF BUSINESS

                                    BUSINESS

         Bedford Holdings, Inc., (the "Company") was established in 1996 as a holding company for Allen & Pierce Securities, Inc., a broker-dealer ("Allen & Pierce"), and with a view toward acquiring other businesses. Allen & Pierce was established by Mr. Leon Zapoll, a former Russian citizen, to engage in a general securities and commodities brokerage business, and has been in business since 1989. Allen & Pierce is registered as a securities broker-dealer with the U.S. Securities and Exchange Commission and as an introducing broker with the U.S. Commodities Futures Trading Corporation.

         With the disintegration of the former USSR and the opening of the Russian economy in the early 1990s the Company saw an opportunity to take advantage of Mr. Zapoll's language and knowledge of the countries of the CIS to develop a new source of brokerage business. Mr. Zapoll traveled extensively in Russia and Uzbekistan in the early 1990s and was successful in developing a significant number of new trading accounts which, over the next several years yielded substantial commission revenues. With the turmoil in the Russian economy of the mid to late 1990s Russian government severely restricted the ability of Russian citizens to maintain securities and commodities trading accounts abroad. These restrictions, coupled with substantial losses suffered by certain of the Company's customers, resulted in a precipitous drop in the Company's commission revenues. In 1997, seeking to replace the lost commission revenues, the Company turned to commodities trading for its own account. However, in part because of its limited capital, its trading activities generated losses rather than gains. In late 1997 the Company began to develop a new business strategy designed to take advantage of the contracts Mr. Zapoll had made through travels in the CIS . Mr. Zapoll had found that in both Russia and Uzbekistan privatization was creating a large number of private business enterprises with one thing in common -- a serious and immediate need for capital. The strategies which the Company devised was to use the Company's "window to Wall Street" as a broker-dealer to open access to the U.S. capital market for these companies.

         In October, 1997 the Company entered into an agreement with ZAO AO VENCO, a privately held Russian company owning a stake of approximately 60% in a privately owned Russian oil company which holds development rights to five oil fields in Siberia. Under this agreement, the Company was to issue 52% of its common stock to the President of ZAO AO VENCO in exchange for the shares it was acquiring. In addition, the Company was to raise at least $35 million dollars to finance the construction of a pipeline connecting the oil fields to the main pipeline running through Siberia. The Company was unable to raise the required financing, in part due to unsettled conditions in Russia, and in 1998 the parties terminated that agreement by mutual consent.

         The countries of the former USSR vary widely in both social stability and governmental attitudes toward outside investment. The Company has selected Uzbekistan as having the most promising combination of business enterprises and government policies toward outside capital. Uzbekistan is the third-largest of the former USSR, and a major manufacturing center for the aircraft and automotive industries, as well as being rich in natural resources. In early 1998 the Company began discussions with O'zsanoatqurilishbank, a substantially privatized Uzbekistan bank ("SQ Bank") with a view toward creating an opening to the U.S. capital markets for the bank and its customers.

         In March, 1999 the Company entered into an Exchange Agreement under which it will offer to exchange shares representing 80% of its outstanding common stock for the outstanding common shares of SQ Bank. If this exchange offer is successfully concluded, SQ Bank will become a subsidiary of the Company, and if all SQ Bank shareholders accept the offer the former shareholders of SQ Bank will own 80% of the Company's stock. The exchange offer is subject to a number of conditions, and there can be no assurance that it will be successfully concluded.

         The Exchange Agreement requires that for a period of 24 months after the Closing, SQ Bank shall use Bedford as its exclusive broker for all of its securities and commodities transactions (including foreign exchange and other futures transactions) to be executed in the U.S. market, and shall recommend Bedford to its customers to provide securities and commodities brokerage, capital raising and other investment and financial services in the U.S. which Bedford is capable of providing. Following the exchange, if it is successful, the Company intends to offer, through Allen & Pierce Securities, a wide variety of financial services to these customers. The services are expected to include identifying potential U.S. joint venture partners for such customers, advice concerning, and structuring of, investment in such companies, and general brokerage services for the purchase of U.S. debt and equity securities and commodities futures. It is expected that initially the Company's efforts will focus primarily on exchange brokerage for SQ Bank, identifying joint venture partners and raising investment capital in the private market. Insofar as access to the public market is desired by these customers, the Company anticipates introducing the customers to major and middle-level U.S. underwriters and participating as a member of the syndicate selling group for such offerings.

         The Exchange Agreement requires that during the initial 24 months after closing of the exchange the Company must earn or raise not less than $30 million in capital. In the event that the Company is not successful in raising this minimum amount, the former shareholders of SQ Bank will be entitled to additional shares of the Company's common stock in amounts depending upon the shortfall. The maximum additional amount which such shareholders may receive (if all of such shareholders accept the exchange off her) is the number of shares required to bring their interest to 96% of the outstanding capital stock of the Company.

         The second prong of the Company's strategy is to take advantage of the Company's unique characteristics to target certain niche markets in the securities and commodities brokerage field in which the Company believes it has a competitive advantage. The Company is in the process of installing an online trading system. Unlike most smaller brokerage firms with an online presence, the system being installed by the Company will provide for execution of both securities and commodities trades. The Web page will appear in four languages - English, French, Russian and either German or Chinese. The Company believes that in many cases high net worth individuals whose first language is not English, and companies owned by such individuals, are more comfortable dealing in their native language in financial matters and will find the Company's system attractive. Initially the system will provide for transmission over the Internet of customer orders to the Company's offices and immediate verification of the customer's margin status. Thereafter, the actual trade will be executed by an Allen & Pierce broker through telephone connection to the appropriate stock exchange, commodities exchange or other market via telephone to the floor broker or market maker. This system will allow direct supervision of the trades by a responsible individual during the initial development of the system. It is anticipated that had a later date execution will be fully automated.


                                   COMPETITION
Securities Business

         There is significant competition in all aspects of the securities business. While the Company's arrangement for exclusivity with SQ Bank will provide some competitive advantage over the near term, it must be expected that as the Bank's customers gain additional exposure to the financial markets the Company will increasingly be competing for the services the Company provides directly with other domestic and foreign securities firms, nearly all of which have greater capital, financial and other resources than the Company. In addition to competition from firms currently in the securities business, there has been increasing competition from other sources, such as commercial banks and investment boutiques. As a result of pending legislative and regulatory initiatives in the U.S. to remove or relieve certain restrictions on commercial banks, it is anticipated that competition in some markets currently dominated by investment banks and securities firms may increase in the near future. Such competition could also affect the Company's ability to attract and retain highly skilled individuals to conduct its businesses. The principal competitive factors influencing the Company's business are expected to be its existing client relationships, and its market capabilities. The Company's ability to compete effectively in securities brokerage and investment banking activities will also be influenced by the adequacy of its capital levels.

Banking Business in Uzbekistan

         SQ Bank is the second largest Uzbek domestic bank operating in Uzbekistan. While the Company's knowledge of the competitive situation in the banking industry in Uzbekistan is limited, the Company believes that the industry is highly competitive and likely to become more so. In addition, major money-center banks have historically been relatively quick in responding to business opportunities abroad, and the Company's expectation is that SQ Bank will face additional competition from such banks in the near future.

                                    EMPLOYEES

         At January 31, 1999, the Company had 2 employees, Mr. Zapoll and Mr. Samila. See Item 5. A condition to the effectiveness of the Exchange Offer is that the Company have entered into employment contract reasonably satisfactory to it with Mr. Samila. It is expected that such employment contracts will provide protection against dismissal other than for cause for a term of 10 years after the closing of the Exchange Offer. If the exchange offer is successful, the former shareholders of SQ Bank will be entitled to elect a majority of the directors of the Company, and it may be anticipated that they will wish to add additional employees. However, the Company has no information as to their intentions in that regard.

                                   REGULATION

         The Company's business and the securities industry in general are subject to extensive regulation in the U.S. at both the Federal and state level, as well as by industry Self Regulatory Organizations ("SROs"). A number of Federal regulatory agencies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. The Securities and Exchange Commission ("Commission") is the Federal agency that is primarily responsible for the regulation of broker-dealers and investment advisers doing business in the U.S., and the Commodities Futures Trading Corporation ("CFTC") is primarily responsible for the regulation of the futures business. In addition, the Department of the Treasury and the Municipal Securities Rulemaking Board have the authority to promulgate regulations relating to U.S. government and agency securities and to municipal securities, respectively, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other U.S. institutions. Broker-dealers and investment advisers are subject to registration and regulation by state securities regulators in those states in which they conduct business. Industry SROs, each of which has authority over the firms that are its members, include the NASD, the NYSE and other securities exchanges, the National Futures Association (the "NFA") and the commodities exchanges.

         Allen & Pierce is registered as a broker-dealer with the Commission and is a member of, and subject to regulation by, a number of securities industry SROs, including the NASD. Allen & Pierce is also registered as a broker-dealer in New York, and as an introducing broker with the CFTC.

         As a result of registration and SRO memberships, the U.S. Broker-Dealers are subject to overlapping schemes of regulation which cover all aspects of their securities business. Such regulations cover matters including capital requirements, the use and safekeeping of customers' funds and securities, record keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the SROs and to prevent the improper trading on "material nonpublic" information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, the U.S. Broker-Dealers in some instances may be required to make "suitability" determinations as to certain customer transactions, are limited in the amounts that they may charge customers, cannot trade ahead of their customers and must make certain required disclosures to their customers.

         Allen & Pierce Securities, as a registered introducing broker, is subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record keeping requirements.

         U.S. Broker-Dealers are also subject to "Risk Assessment Rules" imposed by the Commission and by the CFTC. These rules require, among other things, that certain broker-dealers and introducing brokers maintain and preserve certain information, describe risk management policies and procedures and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have a material impact on the financial and operational condition of the broker-dealers or introducing brokers. Affiliates of the U.S. Broker-Dealers and the activities conducted by such affiliates may not be subject to regulation by the Commission or the CFTC. However, the possibility exists that, on the basis of the information that they obtain from the Risk Assessment Rules, the Commission or CFTC could seek legislative or regulatory changes in order to expand their authority over the Company's unregulated activities either directly or through their existing authority over the Company's regulated subsidiary.

         Additional legislation and regulations, including those relating to the activities of affiliates of broker-dealers, changes in rules promulgated by the Commission, the CFTC or other U.S. or foreign governmental regulatory authorities and SROs or changes in the interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of the Company. Among other things, the SEC has recently become active in the enforcement of its regulations in the area of online trading activities in an effort to curb various abuses which have occurred in that area. It may be anticipated that such enforcement will continue or increase, and that additional regulations may be adopted, some of which could adversely affect the Company's plans to move into this area

         The Company's businesses may be materially affected not only by regulations applicable to it as a financial market intermediary, but also by regulations of general application. For example, the volume of the Company's proposed investment banking businesses in any year could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.

                            NET CAPITAL REQUIREMENTS

         As a broker-dealers registered with the Commission, Allen & Pierce Securities is subject to the capital requirements of the Commission. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that the U.S. Broker-Dealers are required to maintain and also limit the amount of leverage that the U.S. Broker-Dealers are able to obtain in their businesses. As an introducing broker, Allen & Pierce is also subject to the capital requirements of the CFTC.

         Under the method selected by Allen & Pierce for computing its net capital requirements, it is required by the Commission to maintain regulatory net capital, computed in accordance with the Commission's regulations, equal to the lesser of $100,00 or 6 2/3% of Aggregate Indebtedness calculated in accordance with Commission regulations. Further, under CFTC and CBOT capital regulations, Allen & Pierce Securities must maintain capital in an amount equal to at least the lesser of $30,000 or $3,000 per associated person.

         "Net capital" is essentially defined as net worth (assets minus liabilities, as determined under generally accepted accounting principles), plus qualifying subordinated borrowings, less the value of all of a broker-dealer's assets that are not readily convertible into cash (such as goodwill, furniture, prepaid expenses, exchange seats and unsecured receivables), and further reduced by certain percentages (commonly called "haircuts") of the market value of a broker-dealer's positions in securities and other financial instruments.

         A failure by a U.S. Broker-Dealer to maintain its minimum required capital would require it to cease executing customer transactions until it came back into capital compliance, and could cause it to lose its right to registration with the Commission or CFTC, or require its liquidation. Further, the decline in a U.S. Broker-Dealer's net capital below certain "early warning levels," even though above minimum capital requirements, could cause material adverse consequences to the firm. For example, the Commission's capital regulations prohibit payment of dividends, redemption of stock and the prepayment of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 120% of the minimum dollar amount required and prohibit principal payments in respect of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 120% of the minimum dollar amount required or $36,000 or $4,500 per associated person.

         The Commission's capital rules also (i) require that the U.S. Broker-Dealers notify the Commission and, the CFTC, in writing, two business days prior to making withdrawals or other distributions of equity capital or lending money to certain related persons, if those withdrawals would exceed, in any 30 day period, 30% of the broker-dealer's excess net capital and that they provide such notice within two business days after any such withdrawal or loan that would exceed, in any 30 day period, 20% of the broker-dealer's excess net capital, (ii) prohibit a U.S. Broker-Dealer from withdrawing or otherwise distributing equity capital or making related party loans if after such distribution or loan, the U.S. Broker-Dealer has net capital of less than 120% of the minimum dollar amount required and in certain other circumstances, and
(iii) provide that the Commission may, by order, prohibit withdrawals of capital from the U.S. Broker-Dealers for a period of up to 20 business days, if the withdrawals would exceed, in any 30 day period, 30% of the broker-dealer's excess net capital and the Commission believes such withdrawals would be detrimental to the financial integrity of the firm or would unduly jeopardize the broker-dealer's ability to pay its customer claims or other liabilities.

         Compliance with regulatory capital requirements could limit those operations of Allen & Pierce that require the intensive use of capital, such as trading activities, and the financing of customer account balances, and also could restrict the Company's ability to withdraw capital from Allen & Pierce, which in turn could limit the Company's ability to pay dividends, pay interest, repay debt, and redeem or purchase shares of its outstanding capital stock.

         The Company believes that at all times Allen & Pierce has been in compliance in all material respects with the applicable minimum capital rules of the Commission, and the CFTC except for one instance in 1992 when Allen & Pierce was assessed a modest penalty by the NASD for violation of its net capital rules. As of January 31, 1999, Allen & Pierce Securities was required to maintain minimum "net capital," in accordance with Commission and CFTC rules, of approximately $100,000 and had total net capital of $257,156.

YEAR 2000 DISCLOSURE

         The Company in its securities and commodities transactions acts as an introducing broker. Actual transaction records are prepared by its clearing broker. The Company is seeking assurance from its clearing brokers that Year 2000 issues will not have any serious impact on the functions they are performing for the Company. The Company's brokerage operations are also dependent upon continuing quotation information provided by E.D.F. Man International, and on the availability of financial information provided by Bloomberg L.P. The Company is similarly seeking appropriate assurances from these vendors. Since the Company is entirely dependent on outside vendors with respect to the major portions of its operations, there can be no assurance that the necessary modifications and conversions by the vendors will be adequate or completely thorough, which could have a material adverse effect on its results of operations. The total cost to the Company associated with the required modifications and conversions are not expected to be material to the Company's results of operations and financial position and are being expensed as incurred.

ITEM 2 - MANAGEMENT'S DISCUSSION OF ANALYSTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

         The Company is a holding company for Allen & Pierce, a securities and commodities broker which was established in 1989 by Mr. Leon Zapoll, a former Russian citizen, and Mr. Robert Samila, to engage in a general securities and commodities brokerage business. For its initial two years, Allen & Pierce carried out a general securities and commodities brokerage business. With the disintegration of the former USSR and the opening of the Russian economy in the early 1990s the Company saw an opportunity to take advantage of Mr. Zapoll's language and knowledge of the CIS to develop a new source of brokerage business. Mr. Zapoll traveled extensively in Russia and Uzbekistan in the early 1990s and was successful in developing a significant number of new trading accounts which, over the next several years yielded substantial commission revenues. With the turmoil in the Russian economy of the mid to late 1990s Russian government prohibited Russian citizens from maintaining securities and commodities trading accounts abroad. This restriction, coupled with substantial losses suffered by certain of the Company's customers, resulted in a precipitous drop in the Company's commission revenues. In 1997, seeking to replace the lost commission revenues, the Company turned to commodities trading for its own account. However, in part because of its limited capital, its trading activities generated losses rather than gains. In late 1997 the Company began to develop a new business strategy designed to take advantage of the contracts Mr. Zapoll had made through his earlier travels in the CIS. It recently signed an Agreement and Plan of Reorganization with SQ Bank, a leading commercial bank in Uzbekistan, under which it proposes to make an exchange offer for 100% of SQ Bank's outstanding common stock.

RESULTS OF OPERATIONS

Revenues declined from $120,580 for the year ended December 31, 1997 to ($219,011) for the fiscal year ended December 31, 1998. The primary factors contributing to this decline were the reduction in commission revenues and interest income. The Company's commission revenues declined from $348,480 in 1997 to $0 in 1998. This decline was due to the complete absence in 1998 of any brokerage transactions as a result primarily of the cessation of exchange futures and other commodities trading in the U.S. by its customers in the states of the former USSR. Interest income declined from $26,681 in 1997 to $1,205 in 1998 because market losses reduced the amount of funds on deposit. In late 1997 the Company, in an effort to offset the reduced commission revenues, began proprietary trading for its own account. It incurred losses in such trading of $254,581 in 1997 and $220,216 in 1998, a decrease of 13.5%. As of the end of
1998 the Company had ceased proprietary trading for its own account, and does not contemplate any such trading in the future.

Expenses increased by 6% from $362,907 to $384,846 for the fiscal years ended December 31, and 1997 and 1998, respectively. The increase was due to a 46% increase in salary expense, as the Company's President had taken no salary in 1997 and took a $10,200 salary in 1998, and $9,273 in interest expense incurred for the fiscal year ended December 31, 1998 as a result of the short-term borrowings referred to below.

LIQUIDITY AND CAPITAL RESOURCES

The increase in total assets from $296,168 as of December 31, 1997 to $1,879,229 as of December 31, 1998 reflects primarily borrowed funds. The elimination of commission revenues commencing in mid-1997 severely impacted the Company's liquidity. In order to sustain its operations while the Company began implementing its new business strategy, the Company found it necessary to resort to short-term borrowing. During the period from April, 1998 through

January 31, 1999, the Company issued unsecured promissory notes in an aggregate principal amount of approximately $2.2 million to 6 accredited investors, including one corporation and 5 individuals. The terms of these notes ranged from 1 month through 1 year and the notes bore interest at prime except for $25,000 in principal amount which bore interest at 20%. As of December 31, 1998 the aggregate amount of such notes outstanding was $2,191,531. The increase in the Company's cash position from $40,982 as of December 31, 1997 to $1,760,372 was due entirely to such borrowing. The 66% decline in receivables from brokers (representing cash held by the Company's clearing broker and one broker abroad) was the result of the decline in the Company's commission business.

         As of December 31, 1998 the Company's liquidity position was precarious. Its ability to continue operations is almost entirely dependent upon completing the proposed exchange with shareholders of SQ Bank. Any future profits of its Allen & Pierce subsidiary will depend in substantial part on generating additional revenues through future commission business and financial services fees resulting from proposed services to be performed for SQ Bank and customers of the bank referred to the Company by it. While SQ Bank is required under the terms of the Agreement and Plan of Reorganization to use Allen & Pierce Securities, Inc. as its exclusive broker or for U.S. transactions during the two-year period following the closing, and to recommend Allen & Pierce Securities, Inc. to its customers for services which Allen & Pierce can provide, there can be no assurance that the proposed exchange offer will be completed, as to the amount of such services which will be referred to the Company or the revenues which may result from such referrals. In the absence of substantial additional revenues, the Company's ability to continue operations is dependent upon the willingness of its short-term lenders to continue rolling over their loans to the Company. There can be no assurance that these lenders will continue to renew their loans. If any substantial portion of such lenders were to require payment in full of such loans the Company would not be a position to maintain the net capital requirements of Allen & Pierce Securities, Inc. and would be forced to terminate its operations as a broker-dealer, which would severely impact its ability to carry out its plan of operations.

IMPACT OF PROPOSED EXCHANGE OFFER

The proposed exchange offer, if completed, would have a major impact on the financial position and results of operations of the Company. The following pro forma financial information has been prepared by the Company based on the audited consolidated financial statements of SQ Bank for the year ended December 31, 1997, the latest year for which such financial statements are available for SQ Bank, and on the audited financial statements of the Company for that same period. Such financial information gives effect to completion of the proposed exchange offer as if it had been completed as of January 1, 1997, and on the assumption that all shareholders of SQ Bank will accept the exchange.

The pro forma information set forth below should be viewed with considerable caution for the following reasons, among others:

1. While the financial statements of SQ Bank and the Company were audited by KPMG - Uzbekistan Limited and Donahue Associates, Inc., respectively, the pro forma information has not been audited or reviewed by any accounting firm.

2. The Company does not have, and will not have until after completion of the exchange offer, access to the financial records of SQ Bank for the fiscal year presented or for any subsequent period of time, and is relying solely upon the published financial statements of SQ Bank in preparing such information.

3. The financial statements of SQ Bank on which such pro forma information is based were based on international accounting standards. Such accounting standards may vary in certain respects from generally accepted accounting principles which would be used by a U.S. Company.

4. The opinion of KPMG - Uzbekistan Limited accompanying the financial statements of SQ Bank for the applicable year is subject to several qualifications, including the failure to apply International Auditing Standard No. 29 "Financial Reporting in Hyper-inflationary Economies" and failure to make necessary disclosures about fair market values of each class of financial assets and financial liabilities, as required by International Accounting Standard No. 32 "Financial Instruments: Disclosure and Presentation." The failure to comply with International Accounting Standard No. 32 is understood to be due to the requirement of the bank to maintain confidentiality regarding the terms of certain transactions. The failure to apply International Auditing Standard No. 29 may be particularly significant in view of the age of the financial information presented. Subject to the foregoing, management believes that such pro forma financial information presents fairly the information purported to be shown thereby.

                        BEDFORD HOLDINGS INC. (PRO-FORMA)
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                             AS OF DECEMBER 31, 1997

ASSETS                                             Bedford            SQ Bank          Adjustments         Consolidated
Cash                                               $40,982          $5,791,493                               $5,832,475
Due from the Central Bank                                           68,965,087                               68,965,087
Deposits with Banks (net of provisions)
                                                                    53,343,358                               53,343,358
Marketable securities                                               17,324,772                               17,324,772
Loans to Customers (net of provisions)
                                                                   212,920,918                              212,920,918
Other Investments (net of provisions)
                                                   195,295           2,766,421                                2,961,716
Fixed Assets (net of accumulated
depreciation)                                       52,144          16,781,951                               16,834,095
Other Assets                                         7,747           9,663,540                                9,671,287
                                                  --------        ------------                             ------------
                  Total Assets                    $296,168        $387,557,540                             $387,853,708
                                                  --------        ------------                             ------------
                                                  --------        ------------                             ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Customer deposits payable                                         $174,481,776                            $174,481,7762
Deposits from banks                                                  8,593,489                                8,593,489
Due to the Central Bank                                            136,488,874                              136,488,874
Due to the Ministry of Finance                                      19,656,667                               19,656,667
Other liabilities                                  $12,518           7,357,989                                7,370,507

Common Stock (2)                                    21,200          10,099,788        (10,014,771)              106,217
Treasury Stock (1)                                 (6,000)                                   6,000                    0
Contributed Capital in excess of stated
value (1) (2)                                      969,488                             110,008,771           10,978,259
Retained Earnings                                (701,038)          30,878,957                               30,177,919
                                                  --------        ------------         -----------           ------------
Total Liabilities and Stockholders'
Equity                                            $296,168        $387,557,540                  $0           $387,853,709
                                                  --------        ------------         -----------           ------------
                                                  --------        ------------         -----------           ------------

                        BEDFORD HOLDINGS INC. (PRO-FORMA)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDING DECEMBER 31, 1997

                                                   Bedford            SQ Bank          Adjustments         Consolidated
Revenues:
         Banking fees                                                32,529,325                           $32,529,325
         Interest income                              $26,681        25,052,164                            25,078,845
         Other income                                  93,898        10,214,020                            10,307,919
                                                    ---------        ----------                            ----------
         Total Revenues                               120,579        67,795,510                            67,916,089

Operating expenses:
         General administrative expense
                                                      337,567        18,664,051                            19,001,618
         Interest expense                               3,240        13,022,926                            13,026,167
         Provisions for bad debt expense
                                                                      1,577,535                             1,577,535
         Commissions and fees                                         2,443,483                             2,443,483
                                                    ---------        ----------                            ----------
         Total operating expenses                     340,807        35,707,996                            36,048,803

Net  income   before  tax   provision  and
extraordinary item                                  (220,228)        32,087,514                            31,867,286
         Provision for income taxes
                                                                    (8,940,264)                           (8,940,264)
         Write off of unprofitable
         branches                                                   (7,307,122)                           (7,307,122)
                                                    ---------        ----------                            ----------

Net income                                         ($220,228)       $15,840,127                           $15,619,899
                                                    ---------        ----------                            ----------
                                                    ---------        ----------                            ----------

Earnings per common share:
Basic                                                  (0.01)             20.17                                  0.15
Diluted                                                (0.01)             20.17                                  0.15

Weighted Average of common shares:
Basic                                              21,194,000           785,244                           106,217,500
Diluted                                            21,194,000           785,244                           106,217,500


Pro-forma Adjustments for Consolidation:

1             Debit          Contributed Capital                             $6,000
1             Credit         Treasury Stock                                                          $6,000

To record retirement of Bedford Holdings treasury stock up on consolidation

2             Debit          Common stock                               $10,014,771
2             Credit         Contributing Capital                                               $10,014,771

To record conversion of SQ Bank shares into shares of Bedford Holdings. The pro-forma consolidated entity will have 150,000,000 common shares authorized and 106,217,500 issued and outstanding with a stated value of $.001 per share.


ITEM 3 - DESCRIPTION OF PROPERTY

         The Company's offices are presently located at 90 West Street, New York, New York and occupy approximately 1,800 square feet under a lease currently extending through 1999. The Company believes this space will be sufficient for its operations for the foreseeable future. The Company's requirements are limited to general-purpose office space, and the Company believes that at the present time such space is readily available in downtown New York.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 11, 1999, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class           Name and Address of Beneficial Owner              Number of         % of Class
---------------          -------------------------------------             ---------         ----------
                                                                           Shares
                                                                           ------
Common Stock             Leon Zapoll                                       20 million         94.1%
                         36 Wescott St.
                         Old Tappan, NJ 07675
Common Stock             Robert Samila                                            -               -
                         617 Salem Road
                         Union, NJ 07083

         The beneficial owners of securities listed above have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.


Name                       Age     Positions                                     Date became director or
                                                                                 executive officer
Leon Zapoll                48      President                                     July 1996
Robert Samila              57      Chief Financial Officer, Secretary and        July 1996
                                   Treasurer

         There are no family relationships between any of the directors and executive officers. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

         LEON ZAPOLL. Mr. Zapoll has been the President of the Company or its predecessor since 1989. He is licensed by the Commodities Futures Trading Corporation as a commodities principal and an associated person.

         ROBERT SAMILA. Mr. Samila has been the Chief Financial Officer of the Company or its predecessor since 1989. Prior to that time he was employed in various capacities by a number of firms in the securities industry, and as an examiner for the National Association of Securities Dealers, Inc. He is licensed by the Securities and Exchange Commission as a general securities principal, financial operations principal, registered options principal, and municipal bond principal, and by the Commodities Futures Trading Corporation as a supervising sole principal, associated person and commodities principal. He is registered as a Branch Manager with the New York Stock Exchange and was in the past an Allied Member of the American Stock Exchange. He is currently licensed as a salesperson in the state of New York and as in the past been licensed in a number of other states. He holds a bachelor's degree in Business Administration from Seton Hall University.

ITEM 6 EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. No bonuses or stock options were granted and no additional compensation was paid or deferred.


NAME AND PRINCIPAL
POSITION                                 YEAR           SALARY
Leon Zapoll, President                   1998           10,200
                                         1997           -
                                         1996           -*
Robert Samila Chief Financial            1998           $22,100
Officer, Treasurer and
Secretary
                                         1997           $22,100
                                         1996           $22,100

* Prior to August, 1996, Allen & Pierce Securities, Inc. operated as an S Corporation; Mr. Zapoll was its sole shareholder. It showed a loss for the 1996 partial year.

COMPENSATION OF DIRECTORS

         No Director receives or has received any compensation from the Company for service as a member of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Certificate of Incorporation authorizes the issuance of 40 million shares of Common Stock, without par value, of which 27,243,000 shares were issued and outstanding as of February 28, 1999. Holders of shares of Common Stock are entitled to one vote for each, share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT

         The Company's transfer agent is the American Securities Transfer Inc. division of Wells Fargo.

PART II

ITEM I - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATTON

         The Company's Common Stock is quoted under the symbol "BFHI" on the NASDAQ Electronic Bulletin Board. The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the NASD. NASDAQ Bulletin Board. Quotations reflect inter dealer prices, without retail markup, mark down or commission and may not represent actual transactions.

                                                                                    BID PRICES
YEAR                                PERIOD                                      HIGH         LOW
1997                                Third Quarter                                $0.825         $0.25
                                    Fourth Quarter                               $1.125         $0.60
1998                                First Quarter                                $0.625        $0.625
                                    Second Quarter                               $1.125        $0.625
                                    Third Quarter                                  N/A*          N/A*
                                    Fourth Quarter                               $2.875         $2.25

         *Bid prices are not available for the third quarter of 1998.

         The Company's securities were not publicly traded prior to August, 1996. As of March 11, 1999 the reported bid price for the Company's common stock was $0.9375 per share.

SHAREHOLDERS

         As of February 28, 1999, the Company had 27,243,500 shares of Common Stock outstanding held by 10 shareholders of record.

DIVIDENDS

         The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS

         The Company is not currently involved in any litigation.

ITEM 3  CHANGES IN AND DISAGREEMENTS WTTH ACCOUNTANTS

         Effective July, 1996 Donahue Associates, Inc., Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement, nor during the Company's two most recent fiscal years or any later interim period.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

         In July of 1996, the Company completed an offering of 1.2 million shares of its Common Stock at a price of $0.25 per share to a total of 2 accredited investors and 17 non-accredited investors. Aggregate proceeds of that offering were $300,000. The sales were made in reliance on the Commission's Rule 504 under the Securities Act of 1933, as amended.

         During the period from April, 1998 through January 31, 1999, the Company issued unsecured promissory notes in an aggregate principal amount of $2,191,531 to 6 accredited investors, including 1 corporation and 5 individuals. The terms of these notes ranged from 1 month through 1 year and the notes bore interest at prime. These notes were issued in reliance on the exemption of
Section 4(2) of the Securities Act of 1933, as amended. The Company also issued a similar unsecured promissory note in the amount of $25,000 and bearing interest at 20% to one individual who, it later determined, was not an accredited investor. The Company repaid that loan with interest immediately upon determining that the investor was not accredited.

         In 1997, the Company issued 6 million shares of its common stock to SQ Bank as a good faith deposit based on the assumption that the two companies would merge. Since the parties subsequently negotiated a different arrangement, those shares were canceled by mutual agreement in March, 1999.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Corporation laws of the State of New jersey and the Company's Certificate of Incorporation provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the bast interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The personal liability of the Directors is also limited as provided in the Company's Certificate of Incorporation.

PART F/S

FINANCIAL STATEMENTS

         The Financial Statements required by this Item are included at the end of this report beginning on Page F1.

                             BEDFORD HOLDINGS, INC..
                        CONSOLIDATED FINANCIAL STATEMENTS
                          As of and for the Years ended
                       December 31, 1998 and 1997 BEDFORD
                                 HOLDINGS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..................................................................................1
Consolidated Financial Statements of Bedford Holdings, Inc.:
         Consolidated Balance Sheet as of December 31, 1998.....................................................2
         Consolidated Statements of Operations for the years ended December 31, 1998 and 1997
         Consolidated Statements of Shareholders' Equity (Deficit) for the years ended
         December 31, 1998 and 1997.............................................................................3
         Consolidated Statements of Cash flows for the years ended December 31, 1998 and 1997...................4
         Notes to Consolidated Financial Statements.............................................................5

                            DONAHUE ASSOCIATES, INC.
                          CERTIFIED PUBLIC ACCOUNTANTS
               353 Main Street, Chatham, NJ. 07928 (973) 635-2111
                           INDEPENDENT AUDITORS REPORT



The Shareholders Bedford Holdings Inc.

         We have audited the accompanying balance sheets of Bedford Holdings Inc. as of December 31, 1998 and December 31, 1997 and the related statements of income and change in owners' equity, and cash flows for the fiscal years ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedford Holdings Inc. as of December 31, 1998 and December 31, 1997 and the results of operations and cash flows for the fiscal years ended December 31, 1998 and December 31, 1997 in conformity with generally accepted accounting principles consistently applied.

Brian Donahue
Chatham, NJ.
March 7, 1999

                              BEDFORD HOLDINGS INC.
           STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31,1998 AND
                        DECEMBER 31, 1997 (Consolidated)

                                                                                1998                  1997
ASSETS

Cash                                                                      $1,760,372               $40,982
Receivables from Brokers                                                      66,796               195,295
Fixed Assets (net of accumulated depreciation of $62,899)
                                                                              38,010                52,144
Other Assets                                                                  14,051                 7,747
                                                                       --------------         ------------
Total Assets                                                              $1,879,229              $296,168
                                                                       --------------         ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                                         $8,405               S12,518
Short term loans payable                                                   2,191,531                     0
Common  Stock,   nonpar  value,   40,000,000   shares  authorized            21,200:                21,200
27,250,000 shares issued and 27,243,500  outstanding stated value
$.001 per share, including 6,500 shares of treasury stock
Treasury Stock                                                               (6,500)               (6,000)
Contributed Capital in excess of stated value                                969,488               969,488
Retained Deficit                                                         (1,304,895)             (701,038)
                                                                       --------------         ------------
Total Liabilities and Shareholders' Equity                                $1,879,229              $296,168
                                                                       --------------         ------------

          Please see accompanying notes to these financial statements.

                              BEDFORD HOLDINGS INC.
          STATEMENT OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31,1998
                      AND DECEMBER 31, 1997 (Consolidated)

                                                              1998                    1997
Revenues
                  Commissions                                         $0                   $348,480
                  Interest                                         1,205                     26,681
                  Trading Loss                                 (220,216)                  (254,581)
                                                        -----------------    -----------------------

                  Total Revenues                              ($219,011)                   $120,580


Expenses:
                  Salaries                                        32,300                     22,100
                  General administrative                         329,843                    327,377
                  Interest expense                                 9,273                          0
                  Depreciation                                    13,430                     13,430
                                                        -----------------    -----------------------

                  Total expenses                                 384,846                    362,907
                                                        -----------------    -----------------------

                  Net Loss                                    ($603,857)                 ($242,327)
                                                        -----------------    -----------------------

Earnings per common share:

Basic:                                                            ($0.02                    ($0.01)
Diluted                                                           ($0.02                    ($0.01)

Weighted Average of common shares:

Basic                                                         27,243,500                 27,244,000
Diluted                                                       27,243,500                 27,244,000

          Please see accompanying notes to these financial statements.

                              BEDFORD HOLDINGS INC.
          STATEMENT OF CASH FLOWS FOR THE YEARS ENDING DECEMBER 31,1998
                      AND DECEMBER 31, 1997 (Consolidated)

                                                                                               1998                      1997
Cash flows from Operating Activities:
Net Income                                                                                ($603,857)                ($242,328)
         Adjustments  to  reconcile  net income to cash  provided by  operating
         activities; add back depreciation expense                                           13,341                    13,341
                                                                                 -------------------       -------------------
Net cash used by operating activities                                                      (590,516)                 (228,987)


Cash flows from operating activities:
         Decrease in broker receivable                                                      128,499                    82,631
         Decrease in accounts payable                                                        (4,113)                      621
         Increase in other assets                                                            (6,304)                    3,421
         Increase in short term loans payable                                             2,191,531                        92
                                                                                 -------------------       -------------------
Net cash provided by operating activities                                                 2,309,613                    86,765


Cash flows from financing activities:
         Write off of residual fixed asset                                                     793
         Purchase of treasury stock (See Note 2)                                              (500)                    (6,000)
                                                                                 -------------------       -------------------

Net cash (used) provided by financing activities                                                293                    (6,000)
Net increase (decrease) in cash                                                           1,719,390                  (148,222)
Cash Balance and Beginning of Year                                                           40,982                   189,204
                                                                                 -------------------       -------------------
Cash Balance at End of Year                                                              $1,760,372                    40,982
                                                                                 -------------------       -------------------
                                                                                 -------------------       -------------------

          Please see accompanying notes to these financial statements.

                             BEDFORD HOLDINGS, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE YEARS ENDING DECEMBER 31, 1998 AND DECEMBER 31, 1997
                                 (Consolidated)

                                     Common        Contributed       Treasury          Retained                 Total
                                     Stock         Capital           Stock             Earnings                 Capital
                                     --------      -----------      ------------      -----------------       ---------------
Balance at January 1, 1997            $21,200        $969,488               ($0             ($458,710)              $531,978
Purchase of Treasury Stock (See                                         (6,000)                                      (6,000)
Note 2)
Net loss                                                                                     (242,328)             (242,328)
                                     --------      -----------      ------------      -----------------       ---------------

Balance at December 31, 1997
                                      $21,200        $969,488          ($6,000)             ($701,038)            ($283,650)
                                     --------      -----------      ------------      -----------------       ---------------
                                     --------      -----------      ------------      -----------------       ---------------

Purchase of Treasury Stock (See                                           (500)                                        (500)
Note 2)
Net loss                                                                                     (603,857)              (603,857
                                     --------      -----------      ------------      -----------------       ---------------

Balance at December 31, 1998
                                      $21,200        $969,488          ($6,500)           ($1,304,895)            ($320,707)
                                     --------      -----------      ------------      -----------------       ---------------
                                     --------      -----------      ------------      -----------------       ---------------

          Please see accompanying notes to these financial statements.

                              BEDFORD HOLDINGS INC.
          NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31,1998 AND
                               DECEMBER 31, 1997

NOTE 1: ORGANIZATION

         Bedford Holdings, Inc. (the Company) is a New Jersey State Corporation formed in July, 1996 for the purpose of purchasing and holding the common stock of various companies for investment.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICTFS

         Principles of Consolidation. The consolidated financial statements include the accounts of Bedford Holdings Inc. and its wholly owned subsidiary, Allen & Pierce Securities Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Furniture and Fixtures. Firm assets are stated at costs and depreciation is computed on a straight line basis over the estimated useful life of the underlying assets, which range from 3 to 10 years. All major additions are capitalized. Maintenance, repairs, and minor improvements are expensed as incurred.

         Treasury Stock. The Company uses the cost method in the recording of the purchase of treasury stock. During 1998 and 1997 the Company purchased 500 shares and 6,000 shares, respectively, of its common stock for its own account.

         Short term loans payable: During 1998, the Company entered into unsecured loan agreements with various individuals. All the loans mature in fiscal 1999 and interest is calculated at the prime rate at the date of execution, except for one loan of $25,000 that carries interest of 20%. The balance represented at December 31, 1998 includes the principal due plus accrued interest as of that date.

NOTE 3: NET CAPITAL REQUIREMENTS

         The following note applies to the Company's wholly owned subsidiary, Allen & Pierce Securities, Inc.

         (A) As a broker dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3- 1, which requires that the ratio of aggregate indebtedness to the excess net capital, as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain net capital, as defined, in excess of the lesser of $ 100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 1998, and December 31, 1997 the Company was in excess of net capital requirements by $157,156 and $123,708, respectively and had an aggregate indebtedness to excess net capital ratio of 5.35% and 10.12%, respectively

         (B) As an introducing broker, the Company is subject to the Commodities Futures Trading Commission's Net Capital Rule 1.17 which requires the Company to maintain net capital, as defined, of the lesser of $30,000 or $3,000 per associated person, as defined. As of December 31, 1998, and December 31, 1997 the Company was in excess of net capital requirements by $227,156 and $186,209, respectively.

PART III

ITEM I - INDEX TO EXHIBITS

EXHIBIT  DESCRIPTION
 NO
(2) Agreement and Plan of Reorganization dated March 16, 1999 between Bedford Holdings, Inc; and SQ Bank
(3.1)    Certificate of Incorporation
(3.2)    Certificate of Amendment of Certificate of Incorporation
(3.3)    Bylaws
(21)     List of Subsidiaries
(23)     Consent of Donahue Associates, Inc. Public Accountants
(27)     Financial Data Schedule

ITEM 2 - DESCRIPTION OF EXHIBITS

         Not applicable

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BEDFORD HOLDINGS, INC.

                                            -----------------------------
                                            By/s/ Leon Zapoll,
                                            Chief Executive Officer

                                            ----------------------------------
Date:                                       By:/s/ Robert Samila
                                            Chief Financial Officer